

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

James Koh
Chief Executive Officer and Chief Financial Officer
BlueOne Card, Inc.
4695 MacArthur Court Suite 1100
Newport Beach, CA 92660

> **Re: BlueOne Card, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 1, 2020**
> **File No. 000-56060**

Dear Mr. Koh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed February 1, 2021

Business, page 5

1. We note your revised disclosure in response to our prior comment 1. Please further revise your disclosure to explain what it means that EndlessOne Global is a "Tier-One Payment Card Issuer." Please provide support for this statement as well as your statement that it is is an innovative financial institution that can move money faster, safer, and more freely. We note in particular your statement that EndlessOne Global's platform is still in beta testing, so it is unclear how EndlessOne Global is providing these services. Please also revise your disclosure to provide context for, and explain EndlessOne Global's eWallet and whether the eWallet is presently available. In general, when describing services or products offered through your relationship with EndlessOne Global, please disclose whether the products are presently available. If they are not available, revise your disclosure accordingly.

2.   We note your revised disclosure and your written response in response to our prior comment 4. We reissue our comment in part. Please disclose whether you have made any payments to EndlessOne to date.

Distribution of Products and Services, page 7

3.   We note your revisions in response to our prior comment 7 in support of your assertation that EndlessOne Global' s prepaid card is "the most revolutionary card to card transfer." Please advise us whether the features and services you list here are presently available. If they are not, please revise your disclosure to reflect that fact. Please also advise us in your written response of the steps you took to verify that these services are available in light of the fact that EndlessOne Global's platform is not available. We may have further comments based on your response.

General

4.   Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services